

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2016

Via E-mail
Mr. Alex Zuoli Xu
Chief Financial Officer
Qihoo 360 Technology Co. Ltd.
3/F, Building #2, 6 Jiuxianqiao Road
Chaoyang District, Beijing 100015
People's Republic of China

> **Re: Qihoo 360 Technology Co. Ltd.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed February 8, 2016 by Qihoo 360 Technology Co. Ltd., et al.**
> **File No. 005-86515**

Dear Mr. Xu:

We have reviewed your filing referenced above and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2016 letter.

Preliminary Proxy Statement on Schedule 14A

Annex C: Opinion of J.P. Morgan Securities (Asia Pacific) Limited as Financial Advisor

1.   We have considered your response to prior comment 31. The statement indicating that JP Morgan has not "assumed responsibility or liability for independently verifying" information provided to it by the Company for purposes of the fairness opinion represents an inappropriate disclaimer. Please revise to remove this statement.

You may contact Jeff Kauten, Attorney Advisor, at (202) 551-3447, Bryan Pitko, Attorney Advisor, at (202) 551-3203 or, in their absence, the undersigned at (202) 551-3263 with any questions.

Sincerely,

/s/ Bryan J. Pitko <u>for</u>

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP